Exhibit 99.1

Arqit Quantum Inc. Announces $16.2 Million Registered Direct Offering

London, UK – 8 September 2023 – Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit” or the “Company”), a global leader in quantum encryption technology, today announced that it has entered into a definitive securities purchase agreement for the sale and purchase of 12,820,513 of the Company’s ordinary shares, $0.0001 par value per share (the “Ordinary Shares”), together with warrants (the “Warrants”) to purchase up to 12,820,513 Ordinary Shares at a combined offering price of $0.78 per Ordinary Share and accompanying Warrant, in a registered direct offering (the “Offering”). The Warrants will have an exercise price of $0.78 per Ordinary Share, will become exercisable commencing the date of issuance and will expire five years from the initial exercise date. The Company expects the Offering to close on or about 12 September 2023, subject to the satisfaction of customary closing conditions.

In addition, existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria have agreed to purchase 7,935,164 Ordinary Shares, together with Warrants to purchase up to 7,935,164 Ordinary Shares at a combined offering price of $0.78 per Ordinary Share and accompanying Warrant. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, long-time Arqit shareholder Notion Capital is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited and Carlo Calabria is an Arqit director.

H.C. Wainwright & Co. is acting as the sole placement agent for the Offering.

The gross proceeds of the Offering are expected to be approximately $16.2 million, before deducting the placement agent's fees and other Offering expenses. Arqit intends to use the net proceeds from this Offering to support the growth of its channel partnerships and for general corporate purposes.

A “shelf” registration statement on Form F-3, as amended (File Number 333-268786), relating to the offered securities was initially filed with the Securities and Exchange Commission (“SEC”) on 14 December 2022 and was declared effective on 30 December 2022. The Offering is being made only by means of a prospectus, including a prospectus supplement, forming a part of an effective registration statement. A prospectus supplement and accompanying prospectus relating to the Offering will be filed with the SEC. Electronic copies of the prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Arqit

Arqit supplies a unique Symmetric Key Agreement Platform-as-a-Service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Arqit’s Symmetric Key Agreement Platform delivers a lightweight software agent that allows devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and operate over zero trust networks. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The Product sits within a growing portfolio of granted patents but also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. Arqit was recently awarded the Innovation in Cyber award at the UK National Cyber Awards and Cyber Security Software Company of the Year Award at the UK Cyber Security Awards. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Gateway: arqit@gateway-grp.com

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Gateway: arqit@gateway-grp.com

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against Arqit related to the business combination, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to convert its pipeline into contracts or orders in backlog into revenue, (vi) the potential inability of Arqit to successfully deliver its operational technology, (vii) the risk of interruption or failure of Arqit’s information technology and communications system, (viii) the enforceability of Arqit’s intellectual property, (ix) the consummation of the Offering, (x) the satisfaction of the closing conditions of the Offering, (xi) the anticipated use of proceeds from the Offering, (xii) market and other conditions, and (xiii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 14 December 2022 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.